Exhibit 3.1

Amendment to the Bylaws of TFS Financial Corporation

Amendment:

SECTION 2. Home Office. The home office of the MHC subsidiary holding company shall be in the city of Cleveland, in the state of Ohio.

Previously said:

SECTION 2. Domicile. The domicile of the MHC subsidiary holding company shall be in the city of Wilmington, in the state of Delaware.